UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2014, OR

[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Procter & Gamble Ireland Employees Share Ownership Plan (1998), c/o Irish Pensions Trust Limited, 25/28 Adelaide Road, Dublin 2, Ireland.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

PROCTER & GAMBLE IRELAND EMPLOYEES SHARE OWNERSHIP PLAN (1998)

Statements of Net Assets Available for Plan
Benefits as of June 30, 2014 and 2013, Statements
of Changes in Net Assets Available for Plan
Benefits for the Years Ended June 30, 2014, 2013
and 2012, and Report of Independent Registered
Public Accounting Firm

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2014 and 2013	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2014, 2013 and 2012	3

Notes to Financial Statements for the Years Ended June 30, 2014, 2013 and 2012	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Procter & Gamble Ireland Employees Share Ownership Plan (1998)
We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Procter & Gamble Ireland Employees Share Ownership Plan (1998) ("Plan") as of June 30, 2014 and 2013, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the three years ended June 30, 2014, 2013 and 2012.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2014 and 2013, and the changes in net assets available for plan benefits for the years ended June 30, 2014, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte LLP
Deloitte LLP

Newcastle upon Tyne, United Kingdom
September 18, 2014

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
JUNE 30, 2014 AND 2013

	2014	2013
	€	€
ASSETS:
Investment in The Procter & Gamble Company common stock, at fair	3,275,498	3,490,474
value (56,870 shares at June 30, 2014, 59,246 shares at June, 30 2013)
Cash at bank and in hand	62,916	71,553
Due from participating Procter & Gamble companies (Note 8)	88,572	87,967
Total assets	3,426,986	3,649,994

LIABILITIES:
Distributions payable (Note 5)	(35,787)	(38,041)
Total liabilities	(35,787)	(38,041)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	3,391,199	3,611,953

The accompanying notes are an integral part of the financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED JUNE 30, 2014, 2013 AND 2012

	2014	2013	2012
	€	€	€
ADDITIONS / (LOSSES):
Investment Income/(Loss):
Net (depreciation) / appreciation in fair value of
investment (Note 4)	(69,500)	668,819	413,883
Interest Income	-	-	5,858
Other Income	-	877	-
Dividend Income	110,749	120,997	127,985
Total Investment Income	41,249	790,693	547,726
Contributions from participating Procter & Gamble
companies (Note 8)	545,265	515,869	470,185
Contributions from participants	545,265	515,869	470,185
Total Contributions	1,090,530	1,031,738	940,370
Total Additions	1,131,779	1,822,431	1,488,096

DEDUCTIONS:
Distributions and withdrawals to participants	(1,352,533)	(1,640,166)	(1,677,749)
Total Deductions	(1,352,533)	(1,640,166)	(1,677,749)

NET (DECREASE)/ INCREASE IN NET ASSETS	(220,754)	182,265	(189,653)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	3,611,953	3,429,688	3,619,341

End of year	3,391,199	3,611,953	3,429,688

The accompanying notes are an integral part of the financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2014, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN
The Procter & Gamble Ireland Employees Share Ownership Plan (1998) (the "Plan") is a stock ownership plan sponsored by The Procter & Gamble Company ("Company").  The following brief description is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.
General - The Plan is a share purchase plan established by Procter & Gamble to provide a means for eligible Irish employees to tax efficiently purchase shares of the Company.  The Plan is administered by Mercer Limited who were appointed by the Trustees of the Plan and who hold the Plan assets on behalf of the Trustees of the Plan.
Eligibility - Employees eligible to participate in the Plan included all regular employees of participating subsidiaries of the Company (Note 7) with the exception of employees considered to be an executive, officer, director, or a 10% stockholder of the Company and employees eligible for another savings plan sponsored by the Company and maintained in the United States, Canada, or Puerto Rico. Eligible employees can enrol in the Plan on the first day of each month and on the initial participation date for each participating subsidiary.
Contributions - Employees can contribute up to 2.5% of their base salary. The participating Procter & Gamble companies (Note 7) match all contributions made by employees in full.
Distributions and Withdrawals - Participants may withdraw shares from the Plan at any time subject to the Plan rules.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the participating Procter & Gamble companies' (Note 7) matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant's account.
Vesting - Participants are immediately vested in their contributions, the participating Procter & Gamble companies matching contributions and earnings.
Investments - Participants are only permitted to invest in the Company common stock. Any dividends on shares of Company common stock are separately payable to participants in accordance with the Plan agreement.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in Company common stock which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan's investment in Company common stock is stated at fair value, which is based on quoted market prices and is translated into Euros at the rate of exchange at the period end date. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date, net of any U.S. withholding taxes.  Realized gains and losses are based upon the identified cost method.
Net Appreciation / (Depreciation)  in Fair Value of Investments - Realised and unrealised appreciation / (depreciation) in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realised appreciation / (depreciation), or on the last day of the year for unrealised appreciation / (depreciation).
Cash at Bank and In Hand - Amounts shown as cash at bank and in hand are uninvested funds held that are to be invested in Company common stock in the following month.
Expenses of the Plan - Investment management expenses and all other fees and expenses are reimbursed by the participating Procter & Gamble companies (Note 7).
Fair Value Measurements and Disclosures - In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") no. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends Accounting Standards Codification ("ASC") 820.  ASU 2011-04 also required the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The Plan adopted this guidance on July 1, 2012.  The effect of the adoption of ASU 2011-04 had no impact on the Plan's statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.	FAIR VALUE MEASUREMENT
ASC Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2
Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
All investments are measured following a Level 1 valuation technique, as of June 30, 2014 and 2013.

4.	INVESTMENTS
 The Plan's investment in Company common stock experienced net (depreciation)/ appreciation in value as follows for the years ended June 30, 2014, 2013, and 2012:
2014	2013	2012
€	€	€
(69,500)	668,819	413,883

5.	DISTRIBUTIONS PAYABLE
Distributions payable represent dividends and proceeds from disposals owed to participants and were €35,787 and €38,041 at June 30, 2014 and 2013, respectively. Dividends received by the Plan are separately payable to participants in accordance with the Plan agreement.

6.	FEDERAL INCOME TAX STATUS
The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b) (4) thereof. The Company believes that the fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Company's common stock held for their account under the Plan.

GAAP requires plan administrators to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labor.  The Plan administrators have analyzed the tax positions taken by the Plan, and have concluded that as of June 30, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan administrators believe it is no longer subject to income tax examinations for years prior to 2011.

The Irish Tax Authority has determined and informed the Company that it is an approved Employee Share Scheme under Irish tax legislation.  Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2014 and 2013 and no provision for income taxes has been reflected in the accompanying financial statements.

7.      PARTICIPATING PROCTER & GAMBLE COMPANIES
The participating Procter & Gamble Companies are as follows:

•	Procter & Gamble (Manufacturing) Ireland Ltd;
•	P&G Prestige Products Ltd;
•	Procter & Gamble (HABC) Ltd;
•	Procter & Gamble (L&CP) Ltd; and
•	Wella (U.K.) Ltd.

8.	RELATED PARTY TRANSACTIONS
At June 30, 2014 and 2013, the Plan held 56,870 and 59,246 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of €3,064,433 and €2,936,511, respectively. Contributions from participating Procter & Gamble Companies of €545,265, €515,869 and €470,185 were recorded for the years ended June 30, 2014, 2013 and 2012 respectively.

Amounts due from participating Procter & Gamble Companies of €88,572 and €87,967 were recorded at June 30, 2014 and 2013 respectively. During the years ended June 30, 2014, 2013 and 2012, the Plan recorded dividend income from The Procter & Gamble Company common stock of €110,749, €120,997 and €127,985 respectively.

9.	PLAN TERMINATION
Although they have not expressed any intent to do so, the participating Procter & Gamble Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, on the 18th day of September 2014.

PROCTER & GAMBLE IRELAND
EMPLOYEE SHARE OWNERSHIP PLAN (1998)

/s/Michael Walsh
Michael Walsh
Director
Irish Pensions Trust Limited,
Corporate Trustee

/s/Martin O'Callaghan
Martin O'Callaghan
Director
Irish Pensions Trust Limited,
Corporate Trustee

EXHIBIT INDEX

Exhibit No.

      23                                                      Consent of Deloitte LLP